UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ituran Location and Control Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.33 1/3 per share
(Title of Class of Securities)

M6158M104

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6158M104	SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Izzy Sheratzky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 148,703 shares (1)
	6	SHARED VOTING POWER 5,506,952 shares (1)
	7	SOLE DISPOSITIVE POWER 148,703 shares (1)
	8	SHARED DISPOSITIVE POWER 5,506,952 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,655,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.6%
12	TYPE OF REPORTING PERSON* IN

(1) 148,703 shares are directly held by Mr. Izzy Sheratzky or an entity under his control, of which 5,427 shares are jointly held with his wife, Maddie Sheratzky

In addition Mr. Sheratzky is deemed to beneficially own 5,506,952 shares held by Moked Ituran Ltd., which Mr. Izzy Sheratzky beneficially holds, due to his shared voting and investment power over such shares in accordance with a shareholder agreement dated May 28, 1998, as amended on September 6, 2005 attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, and incorporated by reference herein..

Item 1.

        (a) Name of Issuer: Ituran Location and Control Ltd.

        (b) Address of Issuer’s Principal Executive Offices: 3 Hashikma Street, Azour, 58001 Israel.

Item 2.

        (a) Name of Person Filing: Izzy Sheratzky

        (b) Address of Principal Business Office: c/o Ituran Location & Control Ltd., 3 Hashikma Street, Azour, 58001, Israel.

        (c) Citizenship: Israel.

        (d) Title of Class of Securities: Ordinary Shares.

        (e) CUSIP Number – M6158M104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not Applicable.

Item 4. Ownership.

        (a) Amount Beneficially Owned: 5,655,655 Ordinary Shares. 148,703 shares are directly held by Mr. Izzy Sheratzky or an entity under his control, of which 5,427 shares are jointly held with his wife, Maddie Sheratzky. In addition Mr. Sheratzky is deemed to beneficially own 5,506,952 shares held by Moked Ituran Ltd., which Mr. Izzy Sheratzky beneficially holds, due to his shared voting and investment power over such shares in accordance with a shareholder agreement dated May 28, 1998, as amended on September 6, 2005 attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, and incorporated by reference herein.

        (b) Percent of Class: 24.6%

        (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 148,703

(ii) Shared power to vote or to direct the vote: 5,506,952

(iii) Sole power to dispose or to direct the disposition: 148,703

(iv) Shared power to dispose or to direct the disposition: 5,506,952

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        The reporting person is filing this Schedule 13G pursuant to Rule 13d-1(d). Mr. Izzy Sheratzky is a Controlling Person of Moked Ituran Ltd. and may be deemed the beneficial owner of 6,349,579 ordinary shares of the Issuer, of which 5,506,952 are held by Moked. See Item 4(a).

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10. Certification.

        Not applicable

Item 11. Exhibits

        Shareholder agreement dated May 28, 1998, as amended on September 6, 2005 attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, and incorporated by reference herein.

SIGNATURE

        After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007

By: /s/ Izzy Sheratzky —————————————— Izzy Sheratzky

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).